As confidentially submitted to the U.S. Securities and Exchange Commission on May 28, 2021. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Healthcare AI Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	6770	98-1585450
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands
(345) 815 8548

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald J. Puglisi, Esq.

Puglisi & Associates

850 Library Avenue #204

Newark, Delaware 19711

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies:

Cedric Van den Borren Kirkland & Ellis International LLP 30 St Mary Axe London EC3A 8AF, United Kingdom Tel: +44 20 7469 2380	Christian O. Nagler Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800	Paul D. Tropp Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 Tel: (212)-596-9000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant to acquire one Class A ordinary share(2)	28,750,000 units	$10.00	$287,500,000.00	$31,366.25
Class A ordinary shares included as part of the units(3)	28,750,000 shares	—	—	— (4)
Redeemable warrants to acquire one Class A ordinary share included as part of the units(3)	14,375,000 warrants	—	—	— (4)
Total			$287,500,000.00	$31,366.25

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.
(2)

Includes 3,750,000 units, consisting of 3,750,000 Class A ordinary shares and 1,875,000 redeemable warrants, which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(3)

Pursuant to Rule 416(a) under the Securities Act, there are also being registered an indeterminable number of additional securities as may be offered or issued to prevent dilution resulting from share sub-divisions, share capitalizations, or similar transactions.

(4)	No fee pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATROY NOTE

Healthcare AI Acquisition Corp. is submitting this Amendment No. 1 to its draft registration statement on Form S-1 submitted on March 19, 2021 (the “Registration Statement”) as an exhibits-only filing. Accordingly, this amendment consists only of the facing page, this explanatory note, Item 16(a) of Part II of the Registration Statement, the signature page to the Registration Statement and the filed exhibits. The remainder of the Registration Statement is unchanged and has therefore been omitted.

II-1

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.
3.1	Memorandum and Articles of Association.
3.2	Form of Amended and Restated Memorandum and Articles of Association.
4.1	Specimen Unit Certificate.
4.2	Specimen Class A Ordinary Share Certificate.
4.3	Specimen Warrant Certificate.
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.
5.1	Form of Opinion of Kirkland & Ellis LLP.
5.2	Form of Opinion of Walkers Global, Cayman Islands Legal Counsel to the Registrant.
10.1	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.2	Form of Registration and Shareholder Rights Agreement among the Registrant, the Sponsor and the Holders signatory thereto.
10.3	Form of Private Placement Warrants Purchase Agreement between the Registrant and the Sponsor.
10.4	Form of Indemnity Agreement.
10.5	Form of Administrative Services Agreement between the Registrant and the Sponsor.
10.6	Promissory Note, dated as of February 23, 2021, between the Registrant and the Sponsor.
10.7	Securities Subscription Agreement, dated February 23, 2021, between the Registrant and the Sponsor.
10.8	Form of Letter Agreement between the Registrant, the Sponsor and each director and executive officer of the Registrant.
23.1	Consent of Marcum LLP.*
23.2	Form of Consent of Kirkland & Ellis LLP (included on Exhibit 5.1).
23.3	Form of consent of Walkers Global (included on Exhibit 5.2).
24	Power of Attorney (included on signature page to the initial filing of this Registration Statement).*
99.1	Consent of Xavier Flinois.*
99.2	Consent of Robert Piconi.*
99.3	Consent of Greg Caswill.*

*To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of             ,             , on the             th day of                 , 2021.

Healthcare AI Acquisition Corp.

By:
Name:	Simon Lyall-Cottle
Title:	Chief Executive Officer and Chairman

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Healthcare AI Acquisition Corp., in the City of Newark, Delaware, on the             th day of                 , 2021.

By:
Name:	Donald J. Puglisi
Title:	Authorized Representative